hannover re®

04 FEB 23 AM 7:21

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

SUPPL

04010008

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

February 18, 2004

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits a German and English version of the latest press release:"Hannover Re successfully issues further hybrid capital".

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

PROCESSED
FEB 23 2004
THOMSON FINANCIAL

Best regards,

Gabriele Bödeker

Iris Garbers

Enclosures

Hannover Rückversicherung AG

P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

Supervisory Council
Wolf-Dieter Baumgartl, *Chairman*

Executive Board
Wilhelm Zeller, *Chairman*
André Arrago, Dr. Wolf Becke
Jürgen Gräber, Dr. Elke König
Dr. Michael Pickel, Ulrich Wallin

Registered Office
Hannover
Commercial Register
Hannover
HRB 6778

Bank Account
Deutsche Bank AG
Hannover
Bank Code: 250 700 70
No. 660 670
SWIFT-Code: DEUT DE 2H

04 FEB 23 AM 7:21

Hannover Rück mit erfolgreicher Emission von weiterem Hybridkapital

Hannover, 18. Februar 2004: Die Hannover Rück hat heute über ihre Tochtergesellschaft Hannover Finance (Luxembourg) S.A. erfolgreich eine nachrangige Schuldverschreibung in Höhe von 750 Mio. EUR am europäischen Kapitalmarkt platziert. Die Anleihe – die mehrfach überzeichnet war – wurde vorwiegend bei institutionellen Investoren in Europa durch Deutsche Bank und J.P. Morgan platziert.

Der Bond wird mit 163 Basispunkten über dem 10jährigen mittleren Swap-Level verzinst und hat eine Laufzeit von 20 Jahren. Er ist frühestens nach zehn Jahren und danach zu jedem Kuponzahlungstermin durch die Hannover Rück kündbar. Sollte die Anleihe nach zehn Jahren nicht gekündigt werden, wird sie mit 263 Basispunkten über dem 3-Monats-Euribor verzinst.

„Wir sind sehr zufrieden mit der Platzierung des Bonds. Mit der Emission von zusätzlichem Hybridkapital haben wir das gegenwärtig niedrige Zinsniveau genutzt und unsere Kapitalbasis weiter optimiert", sagte der Vorstandsvorsitzende Wilhelm Zeller. Die Hannover Rück sieht sich mit dieser Transaktion in ihrer Position auf den internationalen Rückversicherungsmärkten weiter gestärkt.

Wie bereits angekündigt, wird das Unternehmen gleichzeitig ihre 1999 von der Hannover Finance, Inc., Wilmington, USA, emittierte nachrangige Anleihe in Höhe von 400 Mio. USD zurückkaufen, um von dem momentan sehr vorteilhaften Wechselkurs des Euro gegenüber dem US-Dollar profitieren zu können. Da die Hannover Rück außerdem im November 2004 fälliges Genussrechtskapital in Höhe von rund 120 Mio. EUR tilgen wird, steigt die Zinsbelastung per Saldo nur geringfügig.

Die jetzige Hybridkapital-Emission trägt somit nicht nur dazu bei, die Kapitalbasis der Hannover Rück bei einer nur unwesentlich gestiegenen Zinsbelastung zu erhöhen und ihre Attraktivität im Markt zu stärken. Sie nützt so auch uneingeschränkt den Aktionären der Hannover Rück, da der Gewinn je Aktie nicht verwässert wird.

Für weitere Informationen wenden Sie sich bitte an Eric Schuh (Tel.: 0511/56 04-15 00, Fax: 0511/56 04-16 48, E-Mail: eric.schuh@hannover-re.com).

***Die Hannover Rück** ist mit einem Prämienvolumen von EUR 12,5 Mrd. eine der fünf größten Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit über 3.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Rating-Agenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*

hannover re®

PRESS RELEASE

Hannover Re successfully issues further hybrid capital

Hannover, 18 February 2004: Hannover Re has successfully placed a subordinated debt issue of EUR 750 million in the European capital markets today via its guaranteed subsidiary Hannover Finance (Luxembourg) S.A. The bond – which was several times oversubscribed – was placed predominately with institutional investors in Europe by the lead managers Deutsche Bank and JPMorgan.

The bond was priced at a spread of 163 basis points over the 10-year mid-swap rate and has a final maturity of 20 years. It may be redeemed by Hannover Re after 10 years at the earliest. If the bond is not called at the end of year 10, the coupon will step-up by 100 basis points to a floating rate yield of quarterly EURIBOR + 263 basis points.

"We are highly satisfied with the placement of the bond. By issuing additional hybrid capital we are utilising the current low interest rate environment and optimising our capital base", Wilhelm Zeller, Chairman of the Executive Board, explained. This transaction further strengthens Hannover Re's position in the international reinsurance markets.

As already announced, the company also intends to buy back its USD 400 million subordinated debt deal issued in 1999 by Hannover Finance Inc., Wilmington, USA, so as to take advantage of the currently highly advantageous EUR/USD exchange rate. Given the fact that Hannover Re will also repay the surplus debenture of approximately EUR 120 million due in November 2004, the net interest burden will only marginally increase.

The present hybrid issue not only helps boost Hannover Re's capital base for only a negligible increase in interest burden, but also enhances its market appeal. It also benefits the shareholders of Hannover Re, as there will be no dilution of earnings per share.

For further information, please contact Eric Schuh (tel. +49/511/56 04-15 00; fax +49/511/56 04-16 48, e-mail eric.schuh@hannover-re.com).

***Hannover Re**, with gross premiums of EUR 12.5 billion, is one of the five largest reinsurance groups in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 3,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*